January 9, 2013

United States Securities and Exchange Commission

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:          RLI Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File Number: 001-09463

Dear Mr. Rosenberg:

RLI Corp. is in receipt of your December 18, 2012 comment letter regarding the above-noted matter and specifically Exhibit 13, Notes to Consolidated Financial Statements, 9. Statutory Information and Dividend Restrictions, page 59. In response to your request for information, RLI Corp. offers the following prospective revisions to Note 9 to the Consolidated Financial Statements.

1.     Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity’s statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.

Response:

With respect to the disclosures noted above, we propose to include the following disclosure in subsequent filings:

“The NAIC has risk-based capital (RBC) requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based upon a regulatory definition of risk relative to the company’s balance sheet and mix of products. As of December 31, 2012, each of our insurance subsidiaries had an RBC amount in excess of the authorized control level RBC, as defined by the NAIC. RLI Insurance Company (RLI Ins.), our principal insurance company subsidiary, had an authorized control level RBC of $XX.X million, $89.3 million and $81.1 million as of December 31, 2012, 2011 and 2010, respectively, compared to actual statutory capital and surplus of $XXX.X million, $710.2 million and $732.4 million, respectively, for these same periods.”

2.     Provide, as applicable, disclosures required by ASC 944-505-3, 5 and 6.

Response:

With respect to the disclosure requirements of ASC 944-505-3 and 6, we propose to include the following disclosure in subsequent filings:

“The statutory financial statements of our four insurance companies are presented on the basis of accounting practices prescribed or permitted by the insurance regulatory authority of their respective states of domicile, which are the Illinois Department of Insurance and the Washington Office of Insurance Commissioner. Each of those domiciliary states has adopted the National Association of Insurance Commissioners’ (NAIC) statutory accounting practices as the basis of its statutory accounting practices. We do not use any permitted statutory accounting practices that differ from NAIC prescribed statutory accounting practices.”

With respect to the disclosure requirements of ASC 944-505-5 regarding foreign subsidiaries, the Company respectfully advises that it has no such foreign subsidiaries. The Company proposes no further disclosures in this respect.

3.     Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to RLI Corp.’s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:

With respect to the disclosure objective of both Rule 4-08(e)(1) noted above, and Rule 4-08(e)(3)(ii) noted in comment 4 below, we propose to include the following disclosure in subsequent filings:

“At the holding company (RLI Corp.) level, we rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses, and dividends to RLI Corp. shareholders. All holding company retained earnings are free of insurance regulatory restriction for payment of dividends to RLI Corp. shareholders. However, dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay desired dividends to RLI Corp. shareholders.

Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon income, surplus, and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus. In 2012 and 2010, our principal insurance subsidiary paid ordinary dividends totaling $13.0 million and $58.0 million, respectively, to RLI Corp. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval from the Illinois Department of Insurance. In 2012, 2011 and 2010, our principal insurance subsidiary sought and received regulatory approval prior to the payment of extraordinary dividends totaling $125.0 million, $150.0 million and $150.0 million, respectively. As a result of these extraordinary dividends, as of December 31, 2012, 2011 and 2010, respectively, the net assets of our principal insurance subsidiary are restricted and prior approval from the Illinois Department of Insurance is required for all dividends to RLI Corp. Because the limitations are based upon a rolling 12-month period, the presence, amount and impact of these restrictions vary over time.”

4.     Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2011 or tell us how your current disclosure meets the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.

Response:

Please see our above response to comment 3 for the Company’s proposed disclosure to address the disclosure objective of Rule 4-08(e)(3)(ii).

RLI Corp. is responsible for the adequacy and accuracy of the disclosure in this filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. RLI Corp. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

Should you have any questions or need anything further, please do not hesitate to contact me at (309) 693-5866 or via email at Thomas.Brown@rlicorp.com. In addition, you can also contact Daniel Kennedy, RLI Corp.’s General Counsel, at (309) 693-5849 or via email at Daniel.Kennedy@rlicorp.com.

Very truly yours,

Thomas L. Brown
Vice President & Chief Financial Officer
RLI Corp.

cc:           Frank Wyman (SEC)

Mary Mast (SEC)

Jonathan Michael (RLI)

Daniel Kennedy (RLI)